UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 22, 2006
Date of Report (Date of earliest event reported)

USI Holdings Corporation
(Exact name of registrant as specified in its charter)

Delaware	**000-50041**	**13-3771733**
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

555 Pleasantville Road, Suite 160 South
Briarcliff Manor, NY 10510
(Address of principal executive offices)

(914) 749-8500
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On February 22, 2006, USI Holdings Corporation issued a press release reporting its financial results for the fourth quarter ended December 31, 2005. A copy of the press release is furnished and attached as Exhibit 99.1 and is incorporated by reference to this Item 2.02.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   Press release dated February 22, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 24, 2006


USI HOLDINGS CORPORATION

By: /s/ ROBERT S. SCHNEIDER

Name: Robert S. Schneider
Title: Chief Financial Officer


**EXHIBIT
NUMBER**

99.1   Press release dated February 22, 2006.



FOR IMMEDIATE RELEASE

Contact: Robert S. Schneider

USI Holdings Corporation
914-749-8502
rschneider@usi.biz

USI Holdings Corporation Reports Fourth Quarter Results and Other Matters

Briarcliff Manor, NY, February 22, 2006 – USI Holdings Corporation ("USI" or the "Company"), (NASDAQ:USIH):

USI today reported financial results for the fourth quarter ended December 31, 2005. Certain amounts have been reclassified and presented in all periods as discontinued operations to reflect the decisions announced in 2004 and in 2005 to sell seven operating entities. A printer friendly version of this release is available on our website at http://www.usi.biz.

Summary Operating Results

(Dollars in Thousands, Expect Per Share Data)	Three Months Ended December 31, 2005	2004	% Change		Twelve Months Ended December 31, 2005	2004	% Change
GAAP Financial Measures:							
Revenues:							
Net commissions and fees ("NCF")	$ 129,745	$ 107,797	20.4%		$ 473,022	$ 379,533	24.6%
Contingents and overrides	3,159	2,006	57.5%		25,825	18,979	36.1%
Interest and other income	3,546	1,441	146.1%		9,437	4,702	100.7%
Total revenues	136,450	111,244	22.7%		508,284	403,214	26.1%
Expenses:							
Operating expenses	114,813	102,116	12.4%		431,953	342,870	26.0%
Amortization	9,311	5,596	66.4%		30,549	23,099	32.3%
Interest	4,255	2,422	75.7%		15,036	8,531	76.3%
Total expenses	128,379	110,134	16.6%		477,538	374,500	27.5%
Operating Results:							
Income from continuing operations before income tax expense	8,071	1,110	627.1%		30,746	28,714	7.1%
Per Share Data-Diluted:							
Income (loss) from continuing operations	$ 0.09	$ 0.00	N/M		$ 0.32	$ 0.33	(3.0)%
Net income (loss)	$ 0.06	$ (0.15)	N/M		$ 0.14	$ 0.17	(17.6)%
Non-GAAP Financial Measures (1):							
NCF, excluding identified adjustments	133,487	107,797	23.8%		479,689	379,533	26.4%
Operating income	22,937	21,546	6.5%		93,045	72,991	27.5%
Operating income, excluding identified adjustments	26,579	21,546	23.4%		99,145	72,991	35.8%
Operating margin	16.8%	19.4%	(255.9) bps		18.3%	18.1%	20.3 bps
Operating margin, excluding identified adjustments	19.0%	19.4%	(41.0) bps		19.3%	18.1%	115.1 bps
Income from continuing operations plus amortization, excluding identified adjustments on a diluted per share basis	$ 0.31	$ 0.26	21.1%		$ 1.10	$ 0.96	15.5%
NCF organic decline	(3.3)%				(0.8)%		
NCF organic growth, excluding identified adjustments	0.2%				1.0%		
Total revenue organic growth, excluding identified adjustments	2.4%				2.1%		

(1) Refer to Non-GAAP financial measures included in this release.

Highlights:

For the quarter ended December 31, 2005 as compared to the same quarter in 2004:
- Consolidated revenues increased 22.7% to $136.5 million, substantially all attributable to acquisitions
- Consolidated net commissions and fees (excluding contingent commissions and identified adjustments) increased 23.8%, and grew organically by 0.2%
- Operating margin, excluding identified adjustments, decreased to 19.0% from 19.4%
- Closed one acquisition expected to add $3.7 million in annualized revenues
- Completed the divestiture of all previously announced discontinued operations
- Completed our previously announced margin improvement plan and recorded $1.2 million of expenses, before income taxes
- Concluded our previously announced change in estimation methodology for direct bill revenues, resulting in a $3.7 million decrease in revenues

The revenue increase for the quarter includes the impact of $26.2 million from acquisitions completed in the last twelve months. On an organic basis, net commissions and fees (excluding contingent commissions and identified adjustments) increased $0.2 million, or 0.2% for the quarter compared to the same period last year.

The revenue increase for the year includes the impact of $103.1 million from acquisitions completed in the last twelve months. On an organic basis, net commissions and fees (excluding contingent commissions and identified adjustments) grew $3.8 million, or 1.0% for the year compared to the same period last year. Contingents and overrides were $25.8 million for the year, as compared to $19.0 million for the same period last year. The increase in contingent commissions is primarily the result of acquisitions completed in the last twelve months.

USI completed its migration to a more precise estimation methodology for its direct bill receivables in the fourth quarter. As a result of this process, the Company obtained additional information which allows it to revise its estimate of the direct bill receivable and related compensation payable. In the fourth quarter of 2005, the Company recorded a decrease of $3.6 million in pre-tax earnings that was comprised of a decrease in direct bill revenues of $3.7 million and a reduction in the related producer compensation expense of $0.1 million and for the year ended December 31, 2005, a decrease of $6.1 million in pre-tax earnings that was comprised of a decrease in direct bill revenues of $6.7 million and a reduction in the related producer compensation expense of $0.6 million.

The increase in total expenses for the quarter ended December 31, 2005 compared to the same period in 2004 was primarily attributable to: (i) the impact of acquisitions on operating expenses, (ii) a $3.7 million increase in amortization expense, including a cumulative adjustment of $1.4 million related to finalizing the intangible asset valuation of the Summit Global Partners acquisition, (iii) a $1.8 million increase in interest expense and (iv) $1.2 million in expenses associated with the Company's margin improvement plan.

The increase in total expenses for the year ended December 31, 2005 compared to the same period in 2004 was primarily attributable to: (i) the impact of acquisitions on operating expenses, (ii) $16.7 million in other expenses ($8.6 million primarily associated with the integration of Summit Global Partners and $8.1 million associated with the Company's margin improvement plan), (iii) a $7.5 million increase in amortization expense and (iv) a $6.5 million increase in interest expense.

The income tax provision from continuing operations for the three and twelve months ended December 31, 2005 was $2.8 million and $12.7 million, respectively, compared to $1.3 million and $12.7 million for the comparable periods in 2004. The increase for the periods in 2005 was primarily due to higher income from continuing operations before income taxes offset by a lower effective tax rate.

The Operating Margin (Operating Income as a percentage of revenues) for the quarter was 16.8% on $22.9 million of operating income, compared to 19.4% on $21.5 million of operating income for the same period in 2004. The decrease for the fourth quarter of 2005 was due principally to higher incentive compensation versus the comparable period in 2004 due to improved operating results. For the three and twelve months ended December 31, 2005, incentive compensation exceeded the amounts recorded in the comparable 2004 periods by $3.2 million and $7.0 million, respectively. This was partially offset by the positive impact of the Company's margin improvement plan and acquisitions. Operating margin for the year was 18.3%, up from 18.1% for the same period in 2004 due to the positive impact of acquisitions and the Company's margin improvement plan, somewhat offset by higher incentive compensation in 2005. Excluding identified adjustments, operating margin decreased 0.4% for the three months ended December 31, 2005, compared to the same period in 2004 and increased 1.2% for the full year 2005 compared to 2004. The improvement for the year is due to the positive impact of acquisitions and the Company's margin improvement plan.

In the fourth quarter of 2005, the loss from discontinued operations was $1.9 million, after income taxes. Included in the results of discontinued operations was a $0.3 million pre-tax loss on the sale of one insurance brokerage and one specialized benefits operation, completing the divestiture of all previously announced discontinued operations.

In the fourth quarter of 2005, the Company concluded its previously announced margin improvement plan. For the three and twelve months ended December 31, 2005, the Company recorded $1.2 million and $8.1 million in expenses, before income taxes, for employee severance and related benefits, facilities closures, contract terminations and the amendment of sales professionals' compensation agreements, compared to $12.4 million in the three and twelve months ended December 31, 2004, respectively. Also in 2005, the Company recorded $8.6 million in expenses, before income taxes, associated with the integration of Summit Global Partners and other acquisitions, compared to $0.3 million in 2004.

David L. Eslick, Chairman, President and CEO noted, "2005 presented many challenges to the insurance brokerage industry. Despite natural disasters, a generally soft property and casualty market and ongoing industry investigations and reforms, we continued to make solid progress on our business goals. Our revenues grew 26% to over $500 million while our adjusted operating margin increased 1.2% to 19.3%. We closed acquisitions expected to add over $100 million in annualized revenues to USI. We completed the sale of all seven non-core operations placed into discontinued operations in 2004 and 2005. I would like to thank all of our hard-working associates for their efforts on behalf of their clients and the Company in 2005 and I look forward to carrying this positive momentum into 2006."

USI will hold a conference call and audio webcast to review the results at 8:30 AM (ET) on Wednesday, February 22, 2006. To access the audio webcast, please visit USI's website at www.usi.biz on February 22, 2006 and follow the link. To access the conference call, dial toll-free 866-800-8651 or 617-614-2704 for international callers and use passcode 50225850, five minutes before the teleconference. A replay of the conference call will be available on the Investor Relations section of the USI website (www.usi.biz) or by dialing 888-286-8010 or 617-801-6888 and using access code 31787544.

This press release contains certain statements relating to future results which are forward-looking statements within the meaning of that term as found in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are not historical facts, but instead represent USI's belief regarding future events, many of which, by their nature, are inherently uncertain and outside of USI's control. It is possible that USI's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Further information concerning USI and its business, including factors that potentially could materially affect USI's financial results, are contained in USI's filings with the Securities and Exchange Commission. Some factors include: USI's ability to grow revenues organically and expand its margins; successful consummation and integration of acquisitions; resolution of regulatory issues and other claims, including errors and omissions claims and claims related to USI's compensation arrangements with insurance companies; the passage of new legislation affecting our business; determinations of effectiveness of internal controls over financial reporting and disclosure controls and procedures; USI's ability to attract and retain key sales and management professionals; USI's level of indebtedness and debt service requirements; downward commercial property and casualty premium pressures; the competitive environment; future expenses for integration and margin improvement efforts; and general economic conditions around the country. USI's ability to grow has been largely attributable to acquisitions, which may or may not be available on acceptable terms in the future and which, if consummated, may or may not be advantageous to USI. All forward-looking statements included in this press release are made only as of the date of this press release, and USI does not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which USI hereafter becomes aware.

This press release includes supplemental financial information which contains references to non-GAAP financial measures as defined in Regulation G of SEC rules. Consistent with Regulation G, a reconciliation of this financial information to generally accepted accounting principles in the United States ("GAAP") information follows. USI presents such non-GAAP supplemental financial information because such information is of interest to the investment community owing to the fact that it provides additional meaningful methods of evaluating certain aspects of USI's operating performance from period to period on a basis that may not be otherwise apparent on a GAAP basis. This supplemental financial information should be viewed in addition to, not in lieu of, USI's consolidated statements of operations for the three and twelve months ended December 31, 2005 and 2004.

About USI Holdings Corporation
Founded in 1994, USI is a leading distributor of insurance and financial products and services to businesses throughout the United States. USI is headquartered in Briarcliff Manor, NY, and operates out of 71 offices in 19 states. Additional information about USI, including instructions for the quarterly conference call, may be found at www.usi.biz.

USI Holdings Corporation and Subsidiaries
Consolidated Statements of Operations

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2005	2004	2005	2004
	(Amounts in Thousands, Except Per Share Data)			
Revenues				
Net commissions and fees	$ 129,745	$ 107,797	$ 473,022	$ 379,533
Contingents and overrides	3,159	2,006	25,825	18,979
Other income	2,292	1,023	5,579	3,324
Interest income	1,254	418	3,858	1,378
Total Revenues	136,450	111,244	508,284	403,214
Expenses				
Compensation and employee benefits	77,783	66,389	304,190	234,764
Non-cash stock-based compensation	871	139	2,579	417
Other operating expenses	33,672	33,396	115,529	99,100
Amortization of intangible assets	9,311	5,596	30,549	23,099
Depreciation	2,487	2,192	9,655	8,589
Interest	4,255	2,422	15,036	8,531
Total Expenses	128,379	110,134	477,538	374,500
Income from continuing operations before income tax expense	8,071	1,110	30,746	28,714
Income tax expense	2,806	1,290	12,713	12,653
Income (Loss) From Continuing Operations	5,265	(180)	18,033	16,061
Loss from discontinued operations, net	(1,934)	(7,310)	(10,229)	(7,760)
Net Income (Loss)	$ 3,331	$ (7,490)	$ 7,804	$ 8,301
Per Share Data – Basic and Diluted:				
Basic:				
Income (loss) from continuing operations	$ 0.09	$ 0.00	$ 0.32	$ 0.33
Loss from discontinued operations, net	(0.03)	(0.15)	(0.18)	(0.16)
Net Income (Loss) Per Common Share	$ 0.06	$ (0.15)	$ 0.14	$ 0.17
Diluted:				
Income (loss) from continuing operations	$ 0.09	$ 0.00	$ 0.32	$ 0.33
Loss from discontinued operations, net	(0.03)	(0.15)	(0.18)	(0.16)
Net Income (Loss) Per Common Share	$ 0.06	$ (0.15)	$ 0.14	$ 0.17
Weighted-Average Number of Shares Outstanding:				
Basic	56,516	49,000	55,835	48,242
Diluted	57,387	49,472	56,506	49,127

USI Holdings Corporation and Subsidiaries
Summary Statements of Operations by Segment

(Dollars in Thousands)	Insurance Brokerage	Specialized Benefits Services	Corporate	Total
For the three months ended December 31:				
2005				
Revenues	$ 116,845	$ 19,086	$ 519	$ 136,450
Operating expenses	89,342	13,013	9,100	111,455
Stock-based compensation	739	13	119	871
Depreciation	1,892	232	363	2,487
Amortization	8,606	705	-	9,311
Interest expense	280	86	3,889	4,255
Income (loss) from continuing operations before income taxes	15,986	5,037	(12,952)	8,071
Identified adjustments included above	3,532	1,410	-	4,942
Income (loss) from continuing operations excluding identified adjustments, before income taxes	$ 19,518	$ 6,447	$ (12,952)	$ 13,013
2004				
Revenues	$ 96,597	$ 14,625	$ 22	$ 111,244
Operating expenses	79,627	8,763	11,395	99,785
Stock-based compensation	68	5	66	139
Depreciation	1,693	103	396	2,192
Amortization	5,088	508	-	5,596
Interest expense	294	126	2,002	2,422
Income (loss) from continuing operations before income taxes	9,827	5,120	(13,837)	1,110
Identified adjustments included above	9,033	-	3,385	12,418
Income (loss) from continuing operations excluding identified adjustments, before income taxes	$ 18,860	$ 5,120	$ (10,452)	$ 13,528
For the twelve months ended December 31:				
2005				
Revenues	$ 463,501	$ 43,263	$ 1,520	$ 508,284
Operating expenses	354,682	32,417	32,620	419,719
Stock-based compensation	2,141	43	395	2,579
Depreciation	7,584	629	1,442	9,655
Amortization	27,799	2,750	-	30,549
Interest expense	1,090	361	13,585	15,036
Income (loss) from continuing operations before income taxes	70,205	7,063	(46,522)	30,746
Identified adjustments included above	19,770	1,492	1,552	22,814
Income (loss) from continuing operations excluding identified adjustments, before income taxes	$ 89,975	$ 8,555	$ (44,970)	$ 53,560
2004				
Revenues	$ 377,238	$ 25,713	$ 263	$ 403,214
Operating expenses	284,634	19,688	29,542	333,864
Stock-based compensation	204	17	196	417
Depreciation	6,544	405	1,640	8,589
Amortization	21,505	1,594	-	23,099
Interest expense	1,161	385	6,985	8,531
Income (loss) from continuing operations before income taxes	63,190	3,624	(38,100)	28,714
Identified adjustments included above	9,033	-	3,614	12,647
Income (loss) from continuing operations excluding identified adjustments, before income taxes	$ 72,223	$ 3,624	$ (34,486)	$ 41,361

USI Holdings Corporation and Subsidiaries
Consolidated Balance Sheets

	December 31, 2005	December 31, 2004
	(Amounts in Thousands, Except Per Share Data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 26,152	$ 2,867
Fiduciary funds – restricted	103,887	99,627
Premium and commissions receivable, net of allowance for bad debts and cancellations of $7,467 and $4,745, respectively	244,372	200,084
Other	22,238	17,181
Deferred tax asset	14,887	10,210
Current assets held for discontinued operations	8,790	7,534
Total current assets	420,326	337,503
Goodwill	405,490	309,195
Expiration rights	312,382	236,769
Other intangible assets	50,800	45,560
Accumulated amortization	(197,539)	(167,487)
Expiration rights and other intangible assets, net	165,643	114,842
Property and equipment, net	28,475	24,570
Other assets	3,474	3,565
Other assets held for discontinued operations	366	9,713
Total Assets	$ 1,023,774	$ 799,388
Liabilities and Stockholders' Equity		
Current liabilities:		
Premiums payable to insurance companies	$ 259,286	$ 226,746
Accrued expenses	77,120	47,900
Current portion of long-term debt	11,470	11,617
Other	13,278	14,782
Current liabilities held for discontinued operations	3,551	3,727
Total current liabilities	364,705	304,772
Long-term debt	225,062	144,707
Deferred tax liability	16,237	15,070
Other liabilities	6,672	6,745
Other liabilities held for discontinued operations	1,117	529
Total Liabilities	613,793	471,823
Stockholders' equity:		
Preferred stock-voting-par $.01, 87,000 shares authorized; no shares issued and outstanding	-	-
Common Stock-voting-par $.01, 300,000 shares authorized; 58,308 and 51,453 shares issued, respectively	583	515
Common Stock-non-voting-par $.01, 10,000 shares authorized; no shares issued and outstanding	-	-
Additional paid-in capital	672,907	590,251
Accumulated deficit	(246,073)	(253,877)
Less treasury stock at cost, 620 and 283 shares, respectively	(7,965)	(3,943)
Less unearned compensation, restricted stock	(9,471)	(5,381)
Total Stockholders' Equity	409,981	327,565
Total Liabilities and Stockholders' Equity	$ 1,023,774	$ 799,388

USI Holdings Corporation and Subsidiaries
Non-GAAP Financial Measures – Purpose and Use

USI defines Operating Income as revenues, less compensation and employee benefits, non-cash stock-based compensation, other operating expenses and depreciation. Compensation and employee benefits and other operating expenses are adjusted to exclude expenses related to USI's margin improvement plan (announced in the fourth quarter of 2004 and concluded in the fourth quarter of 2005 to reduce ongoing operating expenses) and acquisition integration efforts (expenses incurred during the integration of acquired companies), which USI's management does not consider indicative of the Company's run-rate, or normal operating expenses. USI presents Operating Income because management believes that it is a relevant and useful indicator of operating profitability. Management believes that Operating Income is relevant owing to USI's leveraged approach to its capital structure and resulting significant amount of interest expense and to USI's acquisition strategy which creates significant amortization and other expenses not directly associated with the core operations of the Company and which are specifically aimed at eliminating redundant real estate, positions and other costs. Additionally, management believes that investors in its stock use Operating Income to compare USI's ability to generate operating profits with its peers and for valuation purposes. Operating Margin (Operating Income as a percentage of total revenues) is presented because management believes that it is a relevant and useful indicator of operating efficiency. USI uses Operating Income and Operating Margin in budgeting and evaluating operating company performance. These financial measures should not be considered as an alternative to other financial measures determined in accordance with GAAP.

USI presents Income from continuing operations plus amortization of intangible assets on an absolute and diluted per share basis because management believes that it is a relevant and useful indicator of its ability to generate working capital. Management believes that income from continuing operations plus amortization of intangible assets is relevant owing to the significant amount of amortization of intangible assets resulting from accounting for all acquisitions using the purchase method of accounting. Additionally, management believes that investors in its stock use income from continuing operations plus amortization of intangible assets to compare USI with its peers and for valuation purposes. This financial measure should not be considered as an alternative to other financial measures determined in accordance with GAAP.

USI presents Income from continuing operations plus amortization of intangible assets, operating income and operating margin, excluding the impact of the identified adjustments, on an absolute and diluted per share basis because management believes that it is useful in understanding operating profitability compared to other periods presented. Additionally, management believes that investors in its stock use income from continuing operations plus amortization of intangible assets, operating income and operating margin, excluding the impact of the identified adjustments, to compare USI with its peers, for valuation purposes and as an indicator of operating performance. These financial measures should not be considered as an alternative to other financial measures determined in accordance with GAAP.

USI presents adjusted organic growth (decline) because management believes that it is useful in understanding organic revenue growth (decline) compared to prior periods presented. Organic revenue growth (decline) is calculated by excluding the current period's total revenues attributable to acquisitions and the prior period's total revenues from divested businesses during the twelve months following acquisition or divestiture. By excluding the adjustments made in 2005 for a change in accounting estimate for direct bill revenues, management believes the comparison to the prior periods presented is on a more comparable basis. Additionally, management believes that investors in its stock use organic growth (decline) and adjusted organic growth (decline) to compare USI with its peers and to measure growth in revenues attributable to the Company's ability to execute on its sales and client retention strategies. The financial measure should not be considered as an alternative to other financial measures determined in accordance with GAAP.

USI Holdings Corporation
Non-GAAP Financial Measures
Reconciliation of Operating Income, Operating Margin and Income from Continuing Operations plus Amortization of Intangible Assets, Excluding Identified Adjustments

Identified Adjustments:

On December 20, 2004 USI announced that its Board of Directors had approved a plan to take steps to reduce ongoing operating expenses. As a result of these actions, for the three and twelve months ended December 31, 2005, the Company recorded expenses of $1.2 million and $8.1 million, respectively. The expenses were comprised of restructuring of sales professionals' employment agreements, employee severance and related benefits and lease termination costs. Additionally, in the three and twelve months ended, December 31, 2005, the Company recorded integration expenses of $0.1 and $8.6 million related primarily to the acquisition of Summit Global Partners. Lastly, for the three and twelve months ended December 31, 2005, the Company recorded adjustments to revenues and related producer compensation payable of $3.7 million and $0.1 million and $6.7 million and $0.6 million, respectively, related to a change in accounting estimate. All adjustments noted above are referred to as "Identified Adjustments."

	For the three months ended December 31,			For the twelve months ended December 31,		
	2005 As Reported	Identified Adjustments	2005 Excluding Identified Adjustments	2005 As Reported	Identified Adjustments	2005 Excluding Identified Adjustments
	(Dollars in Thousands, Except per Share Amounts)			(Dollars in Thousands, Except per Share Amounts)		
Total revenues	$ 136,450	$ 3,742	$ 140,192	$ 508,284	$ 6,667	$ 514,951
Compensation and employee benefits	76,613	100	76,713	287,807	567	288,374
Non-cash stock-based compensation	871	-	871	2,579	-	2,579
Other operating expenses	33,542	-	33,542	115,198	-	115,198
Depreciation	2,487	-	2,487	9,655	-	9,655
Operating Income	22,937	3,642	26,579	93,045	6,100	99,145
Operating Margin	**16.8%**		**19.0%**	**18.3%**		**19.3%**
Amortization of intangible assets	9,311	-	9,311	30,549	-	30,549
Interest	4,255	-	4,255	15,036	-	15,036
Margin improvement plan expenses (a)	1,190	(1,190)	-	8,141	(8,141)	-
Acquisition integration expense (a)	110	(110)	-	8,573	(8,573)	-
Total Expenses	128,379	(1,200)	127,179	477,538	(16,147)	461,391
Income from continuing operations before income tax expense	8,071	4,942	13,013	30,746	22,814	53,560
Income tax expense	2,806	1,719	4,525	12,713	8,963	21,676
Income From Continuing Operations	5,265	3,223	8,488	18,033	13,851	31,884
Add back: Amortization of intangible assets	9,311	-	9,311	30,549	-	30,549
Income from continuing operations plus amortization of intangible assets	$ 14,576	$ 3,223	$ 17,799	$ 48,582	$ 13,851	$ 62,433
Per Share Data – Diluted						
Income from Continuing Operations	$ 0.09	$ 0.06	$ 0.15	$ 0.32	$ 0.25	$ 0.56
Add back: Amortization of intangible assets	0.16	-	0.16	0.54	-	0.54
Income from continuing operations plus amortization of intangible assets	$ 0.25	$ 0.06	$ 0.31	$ 0.86	$ 0.25	$ 1.10

(a) Amounts are included in compensation and employee benefits and other operating expenses in the Consolidated Statements of Operations.

USI Holdings Corporation
Non-GAAP Financial Measures
Reconciliation of Operating Income, Operating Margin and Income from Continuing Operations plus Amortization of Intangible Assets, Excluding Identified Adjustments

Identified Adjustments:

On December 20, 2004 USI announced that its Board of Directors had approved a plan to take steps to reduce ongoing operating expenses. As a result of these actions, for the three and twelve months ended December 31, 2004, the Company recorded expenses of $12.4 million ("Identified Adjustments"). The expenses were comprised of restructuring of sales professionals' employment agreements, employee severance and related benefits, contract termination costs and lease termination costs. Additionally, in 2004, the Company recorded $0.3 million in acquisition integration costs.

	For the three months ended December 31,			For the twelve months ended December 31,		
	2004 As Reported	Identified Adjustments	2004 Excluding Identified Adjustments	2004 As Reported	Identified Adjustments	2004 Excluding Identified Adjustments
	(Dollars in Thousands, Except per Share Amounts)			(Dollars in Thousands, Except per Share Amounts)		
Total revenues	$ 111,244	$	$ 111,244	$ 403,214	$	$ 403,214
Compensation and employee benefits	60,065	-	60,065	228,211	-	228,211
Non-cash stock-based compensation	139	-	139	417	-	417
Other operating expenses	27,302	-	27,302	93,006	-	93,006
Depreciation	2,192	-	2,192	8,589	-	8,589
Operating Income	21,546	-	21,546	72,991	-	72,991
Operating Margin	**19.4%**		**19.4%**	**18.1%**		**18.1%**
Amortization of intangible assets	5,596	-	5,596	23,099	-	23,099
Interest	2,422	-	2,422	8,531	-	8,531
Margin improvement plan expenses (a)	12,371	(12,371)	-	12,371	(12,371)	-
Acquisition integration expenses (a)	47	(47)	-	276	(276)	-
Total Expenses	110,134	(12,418)	97,716	374,500	(12,647)	361,853
Income from continuing operations before income tax expense	1,110	12,418	13,528	28,714	12,647	41,361
Income tax expense	1,290	5,162	6,452	12,653	4,823	17,476
(Loss) income From Continuing Operations	(180)	7,256	7,076	16,061	7,824	23,885
Add back: Amortization of intangible assets	5,596	-	5,596	23,099	-	23,099
Income from continuing operations plus amortization of intangible assets	$ 5,416	$ 7,256	$ 12,672	$ 39,160	$ 7,824	$ 46,984
Per Share Data – Diluted						
Income from Continuing Operations	$ 0.00	$ 0.15	$ 0.15	$ 0.33	$ 0.16	$ 0.49
Add back: Amortization of intangible assets	0.11	-	0.11	0.47	-	0.47
Income from continuing operations plus amortization of intangible assets	$ 0.11	$ 0.15	$ 0.26	$ 0.80	$ 0.16	$ 0.96

(a) Amounts are included in compensation and employee benefits and other operating expenses in the Consolidated Statements of Operations.

USI Holdings Corporation and Subsidiaries
Non-GAAP Financial Measures
Calculation of Revenue Growth, excluding Net Acquired Businesses (Organic Growth/Decline) and Identified Adjustments (Adjusted Organic Growth/Decline)

(Dollars in thousands)	For the Three Months Ended December 31, 2005							
	Revenues		Change		Adjustment for Net Acquired Businesses	Organic Growth/ (Decline)	Identified Adjustments(a)	Adjusted Organic Growth (Decline)
	2005	2004(b)	Amount	Percent				
Consolidated								
Net Commissions and Fees – Property and Casualty	$ 62,700	$ 54,393	$ 8,307	15.3%	$ (14,390)	(11.2)%	$ 2,332	(6.9)%
Net Commissions and Fees – Benefits	67,045	53,404	13,641	25.5%	(11,082)	4.8%	1,410	7.4%
Total Net Commissions and Fees	129,745	107,797	21,948	20.4%	(25,472)	(3.3)%	3,742	0.2%
Contingents and Overrides	3,159	2,006	1,153	57.5%	(345)	40.3%	-	40.3%
Interest and Other Income	3,546	1,441	2,105	146.1%	(418)	117.1%	-	117.1%
Total Revenues	$ 136,450	$ 111,244	$ 25,206	22.7%	$ (26,235)	(0.9)%	$ 3,742	2.4%
Insurance Brokerage								
Net Commissions and Fees – Property and Casualty	$ 62,700	$ 54,393	$ 8,307	15.3%	$ (14,390)	(11.2)%	$ 2,332	(6.9)%
Net Commissions and Fees – Benefits	47,968	38,780	9,188	23.7%	(7,812)	3.5%	-	3.5%
Total Net Commissions and Fees	110,668	93,173	17,495	18.8%	(22,202)	(5.1)%	2,332	(2.5)%
Contingents and Overrides	3,159	2,006	1,153	57.5%	(345)	40.3%	-	40.3%
Interest and Other Income	3,018	1,418	1,600	112.8%	(418)	83.4%	-	83.4%
Total Revenues	$ 116,845	$ 96,597	$ 20,248	21.0%	$ (22,965)	(2.8)%	$ 2,332	(0.4)%
Specialized Benefits Services								
Net Commissions and Fees – Benefits	$ 19,077	$ 14,624	$ 4,453	30.4%	$ (3,270)	8.1%	$ 1,410	17.7%
Contingents and Overrides	-	-	-	-	-	-	-	-
Interest and Other Income	9	1	8	800.0%	-	800.0%	-	800.0%
Total Revenues	$ 19,086	$ 14,625	$ 4,461	30.5%	$ (3,270)	8.1%	$ 1,410	17.8%
Corporate								
Interest and Other Income	$ 519	$ 22	$ 497	2259.1%	$ -	2259.1%	$ -	2,259.1%
Total Revenues	$ 519	$ 22	$ 497	2259.1%	$ -	2259.1%	$ -	2,259.1%

	For the Twelve Months Ended December 31, 2005							
	Revenues		Change		Adjustment for Net Acquired Businesses	Organic Growth/ (Decline)	Identified Adjustments(a)	Adjusted Organic Growth / Decline
	2005	2004(b)	Amount	Percent				
Consolidated								
Net Commissions and Fees – Property and Casualty	$ 260,132	$ 215,140	$ 44,992	20.9%	$ (61,326)	(7.6)%	$ 4,816	(5.4)%
Net Commissions and Fees – Benefits	212,890	164,393	48,497	29.5%	(35,041)	8.2%	1,851	9.3%
Total Net Commissions and Fees	473,022	379,533	93,489	24.6%	(96,367)	(0.8)%	6,667	1.0%
Contingents and Overrides	25,825	18,979	6,846	36.1%	(5,551)	6.8%	-	6.8%
Interest and Other Income	9,437	4,702	4,735	100.7%	(1,187)	75.5%	-	75.5%
Total Revenues	$ 508,284	$ 403,214	$ 105,070	26.1%	$ (103,105)	0.5%	$ 6,667	2.1%
Insurance Brokerage								
Net Commissions and Fees – Property and Casualty	$ 260,132	$ 215,140	$ 44,992	20.9%	$ (61,326)	(7.6)%	$ 4,816	(5.4)%
Net Commissions and Fees – Benefits	169,669	138,686	30,983	22.3%	(22,815)	5.9%	441	6.2%
Total Net Commissions and Fees	429,801	353,826	75,975	21.5%	(84,141)	(2.3)%	5,257	(0.8)%
Contingents and Overrides	25,807	18,979	6,828	36.0%	(5,551)	6.7%	-	6.7%
Interest and Other Income	7,893	4,433	3,460	78.1%	(1,187)	51.3%	-	51.3%
Total Revenues	$ 463,501	$ 377,238	$ 86,263	22.9%	$ (90,879)	(1.2)%	$ 5,257	0.2%
Specialized Benefits Services								
Net Commissions and Fees – Benefits	$ 43,221	$ 25,707	$ 17,514	68.1%	$ (12,226)	20.6%	$ 1,410	26.1%
Contingents and Overrides	18	-	18	-	-	-	-	-
Interest and Other Income	24	6	18	300.0%	-	300.0%	-	300.0%
Total Revenues	$ 43,263	$ 25,713	$ 17,550	68.3%	$ (12,226)	20.7%	$ 1,410	26.2%
Corporate								
Interest and Other Income	$ 1,520	$ 263	$ 1,257	477.9%	$ -	477.9%	$ -	477.9%
Total Revenues	$ 1,520	$ 263	$ 1,257	477.9%	$ -	477.9%	$ -	477.9%

(a) In 2005, the Company recorded adjustments to revenues of $6.7 million related to a change in accounting estimate.

(b) An immaterial adjustment was recorded to the 2004 numbers representing a reclassification between net commissions and fees – property and casualty and net commissions and fees – benefits.